SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 3

RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

HIGHPOWER INTERNATIONAL, INC.

(Name of Issuer)

Highpower International, Inc.
HPJ Parent Limited
HPJ Merger Sub Corp.
Dang Yu Pan
Advance Pride International Limited
Wen Liang Li
Wen Wei Ma
Essence International Financial Holdings Limited
Essence International Financial Holdings (Hong Kong) Limited
Essence International Advanced Products and Solutions SPC
Essence International Capital Limited
Essence Asset Management (Hong Kong) Limited

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43113X101

(CUSIP Number of Class of Securities)

Shengbin Pan Chief Financial Officer Highpower International, Inc. Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen, Guangdong, 518111 People’s Republic of China (86) 755-89686238

Haoyi Yang
Director
Essence International Financial Holdings Limited
Essence International Financial Holdings (Hong Kong) Limited
Essence International Advanced Products and Solutions SPC
Essence International Capital Limited

Jingbo Li
Director
Essence Asset Management (Hong Kong) Limited

39/F, One Exchange Square, Central
Hong Kong
(852) 2213 1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Katherine J. Blair, Esq. Manatt, Phelps & Phillips, LLP 11355 W. Olympic Blvd. Los Angeles, California 90064 (310) 312-4000	Mark D. Wood, Esq. Thomas F. Lamprecht, Esq. Katten Muchin Rosenman LLP 525 W. Monroe Street Chicago, Illinois 60661 (312) 902-5200	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 (415) 773-5700

Ke Zhu, Esq. O’Melveny & Myers LLP AIA Central 31st Floor Connaught Road Central Hong Kong S.A.R. 852-3512-2300	Jie Jeffrey Sun, Esq. Orrick, Herrington & Sutcliffe LLP 47/F Park Place 1601 Nanjing Road West Shanghai, 200040 People’s Republic of China 86-21-6109-7000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$75,673,188.16	$9,171.59

* Set forth the amount on which the filing fee is calculated and state how it was determined.

* Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of  $9,171.59 was determined by multiplying 0.0001212 by the aggregate merger consideration of $75,673,188.16. The aggregate merger consideration was calculated as the sum of  (i) the product of  (a) 15,690,605 outstanding shares of common stock (including shares of restricted stock) as of September 16, 2019 to be acquired in the Merger, multiplied by (b) the per share merger consideration of  $4.80, plus (ii) the product of  (x) 689,008 shares of common stock underlying outstanding employee stock options with an exercise price of less than $4.80 per share, multiplied by (y) 0.52, representing the difference between the $4.80 per share merger consideration and the $4.28 weighted average exercise price of such options.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $9,210.86

Form or Registration No.: Schedule 14A and Amendment No. 1 thereto

Filing Party: Highpower International, Inc.

Dates Filed: August 14, 2019 ($9,170.67), September 11, 2019 ($0.98) and September 27, 2019 ($39.21)

Introduction

This Amendment No. 3 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Highpower International, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.0001 per share (“Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) HPJ Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (iii) HPJ Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), (iv) Mr. Dang Yu (George) Pan, an individual and Chairman of the Board of Directors (the “Board”), Chief Executive Officer and a stockholder of the Company, (v) Advance Pride International Limited, a British Virgin Islands company 100% owned by Mr. Pan (“Advance Pride”), (vi) Mr. Wen Liang Li, an individual and director and stockholder of the Company, (vii) Mr. Wen Wei Ma, an individual, employee and stockholder of the Company, (viii) Essence International Financial Holdings Limited, a company incorporated in Hong Kong, (ix) Essence International Financial Holdings (Hong Kong) Limited, a company incorporated in Hong Kong (“Essence International Financial”), (x) Essence International Advanced Products and Solutions SPC, a segregated portfolio company incorporated in the Cayman Islands, (xi) Essence International Capital Limited, a company incorporated in Hong Kong, and (xii) Essence Asset Management (Hong Kong) Limited, a company incorporated in Hong Kong.

On June 28, 2019, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”). Pursuant to, and upon the terms and conditions contained in, the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

On September 27, 2019, the Company filed with the SEC a definitive proxy statement (as amended, the “Definitive Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board of Directors of the Company solicited proxies from the stockholders of the Company in connection with the Merger.

The information set forth in the Definitive Proxy Statement, including all annexes thereto and information incorporated therein, is hereby incorporated herein by reference, and the responses to each such item in this Transaction Statement are qualified in its entirety by the information contained in the Definitive Proxy Statement and the annexes thereto.

This final amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement. All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in this Transaction Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 15. Additional Information

(c) Other Material Information.

Item 15(c) is hereby amended and supplemented as follows:

On October 29, 2019, at a special meeting of stockholders (the “Special Meeting”), the Company’s stockholders voted to approve the proposal to adopt the Merger Agreement by the affirmative vote of the holders of (a) at least a majority of all outstanding shares of Company common stock and (b) at least a majority of all outstanding shares of Company common stock held by stockholders (the “Public Stockholders”) other than Essence, the Rollover Stockholders, or any of their respective affiliates, officers and directors, and in each case, other than Parent and Merger Sub.

In connection with the Merger Agreement and the transactions contemplated thereby, the Company and Computershare Trust Company, N.A. and Computershare, Inc. (the “Rights Agent”), have entered into the First Amendment to Rights Agreement, dated as of October 30, 2019 (the “Amendment”), to the Rights Agreement dated September 12, 2017 (as amended from time to time, the “Rights Agreement”) to provide that the definition of “Expiration Date” has been amended to mean the earlier of (i) the close of business on September 20, 2020, (ii) the time at which the rights are redeemed as provided in Section 23 of the Rights Agreement, (iii) the time at which the rights are exchanged in full as provided in Section 24 of the Rights Agreement and (iv) immediately prior to the Effective Time (but only if the Effective Time shall occur). Immediately prior to the Effective Time of the Merger, in accordance with the terms of the Amendment, the rights thereunder expired and the Rights Agreement terminated.

In addition, immediately prior to the Effective Time of the Merger, the Company and each holder of one or more Company stock options entered into an Option Cancellation Agreement pursuant to which such option holder agreed to cancel their Company stock options for no consideration. The form of such Option Cancellation Agreement is filed as Exhibit (d)(13) hereto.

At the Effective Time, the Company also terminated its 2008 Incentive Plan and 2017 Omnibus Incentive Plan, in accordance with the termination provisions set forth therein.

On October 31, 2019, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company as the surviving corporation. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent. At the effective time of the Merger, each share of Common Stock outstanding (other than certain shares as set forth in the Merger Agreement) was converted into the right to receive the merger consideration of $4.80 in cash, without interest and less any applicable withholding taxes.

As a result of the Merger, the Common Stock has ceased to trade on the NASDAQ Global Market (“NASDAQ”) at the close of business on October 31, 2019 and became eligible for delisting from NASDAQ and termination of registration under the Exchange Act. The Company has requested that NASDAQ file with the SEC a Form 25 to remove the Common Stock from listing on the NASDAQ and to deregister the Common Stock pursuant to Section 12(b) of the Exchange Act. Additionally, the Company intends to file with the SEC a Form 15 requesting the deregistration of the Company’s shares of Common Stock under Section 12(b) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 15(d) of the Exchange Act.

In addition, on October 31, 2019, the Company issued a press release announcing the consummation of the Merger and such press release is filed as Exhibit (a)(2)(xv) hereto.

Item 16. Exhibits

(a)(2)(i)	Definitive Proxy Statement of Highpower International, Inc. (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 27, 2019).

(a)(2)(ii)	Supplement to the Proxy Statement of Highpower International, Inc. (incorporated by reference to the Schedule 14A filed with the SEC on October 18, 2019).

(a)(2)(iii)	Supplement to the Proxy Statement of Highpower International, Inc. (incorporated by reference to the Schedule 14A filed with the SEC on October 25, 2019).

(a)(2)(iv)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(v)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(vi)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(vii)	Press Release issued by Highpower International. Inc., dated June 28, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 28, 2019).

(a)(2)(viii)

Press Release issued by Highpower International. Inc., dated September 30, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2019).

(a)(2)(ix)

Press Release issued by Highpower International. Inc., dated October 15, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 15, 2019).

(a)(2)(x)

Press Release issued by Highpower International. Inc., dated October 15, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 15, 2019).

(a)(2)(xi)	Letter to Stockholders issued by Highpower International. Inc., dated October 15, 2019 (incorporated by reference to Schedule 14A filed with the SEC on October 15, 2019).

(a)(2)(xii)

Press Release issued by Highpower International. Inc., dated October 17, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 17, 2019).

(a)(2)(xiii)

Press Release issued by Highpower International. Inc., dated October 24, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 24, 2019).

(a)(2)(xiv)

Press Release issued by Highpower International. Inc., dated October 30, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 30, 2019).

(a)(2)(xv)

Press Release issued by Highpower International. Inc., dated October 31, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2019).

(c)(1)	Opinion of ROTH Capital Partners, LLC, dated June 26, 2019 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)*	Presentation of ROTH Capital Partners to the Special Committee of the Company, dated June 26, 2019.

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2019, by and among HPJ Parent Limited, HPJ Merger Sub Corp. and Highpower International, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)*	Equity Contribution and Voting Agreement, dated as of June 28, 2019, by and among HPJ Parent Limited, Dang Yu Pan, Dang Yu Pan (indirectly through Advance Pride International Limited), Wen Liang Li and Wen Wei Ma.

(d)(3)*	Limited Guarantee, dated as of June 28, 2019, between Essence International Capital Limited in favor of Highpower International. Inc.

(d)(4)*	Interim Investors Agreement, dated as of June 28, 2018, by and among HPJ Parent Limited, HPJ Merger Sub Corp., Essence International Capital Limited, Dang Yu Pan, Wen Liang Li and Wen Wei Ma.

(d)(5)*	Equity Commitment Letter, dated as of June 28, 2019, by Essence International Capital Limited in favor of HPJ Parent Limited

(d)(6)**	Equity Commitment Letter, dated as of September 11, 2019, by Essence International Advanced Products and Solutions SPC, acting on behalf of Essence Growth Company Fund SP, in favor of HPJ Parent Limited

(d)(7)**	Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

(d)(8)**	Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

(d)(9)**	Subscription Agreement by and among Essence International Products & Solutions Limited, Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

(d)(10)**	Subscription Agreement by and between Essence International Capital Limited and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

(d)(11)**	Private Placement Memorandum relating to the Portfolio, dated as of September 2019.

(d)(12)

First Amendment to Rights Agreement, dated October 30, 2019, between Highpower International, Inc. and Computershare Trust Company, N.A. and Computershare, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2019).

(d)(13)	Form of Option Cancellation Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2019).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

* Previously filed by this Transaction Statement on August 14, 2019.

** Previously filed by this Transaction Statement on September 11, 2019.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 31, 2019

HIGHPOWER INTERNATIONAL, INC.

By:	/s/ Shengbin Pan
Name: Shengbin Pan
Title: Chief Financial Officer

HPJ PARENT LIMITED

By:	/s/ Dang Yu Pan
Name: Dang Yu Pan
Title: Director

HPJ MERGER SUB CORP.

By:	/s/ Dang Yu Pan
Name: Dang Yu Pan
Title: Director

DANG YU PAN

By:	/s/ Dang Yu Pan
Name: Dan Yu Pan

ADVANCE PRIDE INTERNATIONAL LIMITED

By:	/s/ Dang Yu Pan
Name: Dang Yu Pan
Title: Director

WEN LIANG LI

By:	/s/ Wen Liang Li
Name: Wen Liang Li

WEN WEI MA

By:	/s/ Wen Wei Ma
Name: Wen Wei Ma

ESSENCE INTERNATIONAL CAPITAL LIMITED

By:	/s/ Haoyi Yang
Name: Haoyi Yang
Title: Director

Essence International Financial Holdings LIMITED

By:	/s/ Haoyi Yang
Name: Haoyi Yang
Title: Director

Essence International Financial Holdings (Hong Kong) Limited

By:	/s/ Haoyi Yang
Name: Haoyi Yang
Title: Director

Essence International Advanced Products and Solutions SPC

By:	/s/ Haoyi Yang
Name: Haoyi Yang
Title: Director

Essence Asset Management (Hong Kong) Limited

By:	/s/ Jingbo Li
Name: Jingbo Li
Title: Director